EXHIBIT 4

CERTAIN INFORMATION REGARDING THE STOCKHOLDER

The information disclosed in this Exhibit 4 relating to the Stockholder is based on information contained in the Proxy Statement on Schedule 14A filed by the Company on April 13, 2006.

The following table sets forth the name and present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such occupation or employment is conduct. The business address of the Stockholder is 2724 North Tenaya Way, Nevada 89128. The Stockholder is a citizen of the United States.

STOCKHOLDER	PRESENT PRINCIPAL OCCUPATION
Anthony M. Marlon, M.D.	Chief Executive Officer/President and Director, Sierra Health Services, Inc.

To the best of UNH’s knowledge, the Stockholder has not during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.